UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:
Lucas & Friend Land Holdings, LLC

Legal status of issuer:

    Form:
Limited Liability Company

    Jurisdiction of Incorporation/Organization:
Wyoming

    Date of organization:
November 22, 2019

Physical address of issuer:
172 Center Street, Ste 202
Jackson, WY 83001

Website of issuer:
https://lucasnfriend.com

Name of intermediary through which the offering will be conducted:
Mr. Crowd

CIK number of intermediary:
0001666102

SEC file number of intermediary:
7-42

CRD number:
284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 10% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The intermediary will receive a security-compensation equal to 10% of the total number of securities sold in the offering.

Type of security offered:

Class B Membership Units

Target number of securities to be offered:

100

Price (or method for determining price):

$100

Target offering amount:

$10,000

Oversubscriptions accepted:

Yes.

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount:

$100,000

Deadline to reach the target offering amount:

Dec 31, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	**Prior fiscal year-end:**
Total Assets:	8	4,234
Cash & Cash Equivalents	8	4,234
Accounts Receivable:	0	0
Short-term Debt:	0	0
Long-term Debt:	0	0
Revenues/Sales	0	0
Cost of Goods Sold:	0	0
Taxes Paid:	0	0
Net Income:	-4,226	-4,428

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:
ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the real estate and properties market;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our property rights; and
- government policies regarding the real estate and properties market.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the real estate and properties market;

- growth of, and risks inherent in the real estate and properties market in the US;
- our ability to attract and retain qualified executives and personnel; and

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to Lucas & Friend Land Holdings, LLC shall include any joint venture in which Lucas & Friend Land Holdings, LLC holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of Lucas & Friend Land Holdings, LLC.

"Company" means Lucas & Friend Land Holdings, LLC.

"Controlling Shareholder" means any person who is or group of persons who are together entitled to exercise or control the exercise of 20% or more of the voting power at general meetings of the Company; or in a position to control the composition of a majority of the board of directors of the Company.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Units.

"Issuer" means Lucas & Friend Land Holdings, LLC.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Units in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Units.

"SEC" means the United States Securities and Exchange Commission.

"Membership Units Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Units.

"Subscriber" means any person who subscribes the Units.

"Target Property" means the real estate property the Company plans to acquire.

"Units" means the Class B Membership Units of Lucas & Friend Land Holdings, LLC.

"Unitholder" means any or all of those persons at any time holding any membership units in the Company.

THE COMPANY

1. Name of issuer:

Lucas & Friend Land Holdings, LLC

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS
4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Adam Brandley   **Date of Board Service:** Jan 2021

Business Experience:

Chairman, Lucas & Friend Friend Land HoldingsLLC (January 2021 - Present)
Mr. Brandley joined Lucas & Friend Land Holdings LLC as the Chairman in 2021 Jan after the acquisition of 55% membership interests of the company. Mr. Brandley chairs the board of directors, formulates the company's long-term business strategy and is in charge of the company's financial management. Mr. Brandley also oversees the capital structure of the company and funding strategy.

Chief Executive Officer, America's Real Deal (2015 - Present)
Mr. Brandley is the Founder and CEO of America's Real Deal and the Independent Stock Market. He serves as the CEO, Executive Producer of America's Real Deal TV Show. America's Real Deal is a brand new nationwide TV show that helps entrepreneurs get the spotlight they need. But it's much more than a media platform.

Mr. Brandley's mission is to build a marketplace where people start investing in people again. So much so that if the company stumbles the investors rally and shore up support and confidence, and a community where business owners look first to reward their loyal investors and customers.

Before founding America's Real Deal, Adam Brandley ran a successful international apparel and distribution company, partnered in an M&A firm and a SEC/FINRA authorized broker/dealer firm in Sacramento, California, with offices in California, Washington, Utah, Idaho, Arizona, Nevada, Texas and Oregon.

Name: Nathan Jenkins   **Dates of Board Service:** Nov 2019

Business Experience:

Lucas & Friend Land Holdings, LLC (November 2019 – Present)
Chief Executive Officer
- Administering a 'lean canvas' approach to solving housing problems in young and developing gateway cities like Irvine, to battle demand from Global Chinese student markets
- Consulting with company team of financing and branding specialists to facilitate creative finance on property development projects for future co-living real estate offerings

- Overseeing legal relations with attorneys to stay up to code in asset management and protection
- Regulating company alignment with financial procedures when dealing with leveraging of debt to get bank loans and hard money loans if creative financing does not meet the target funding thresholds
- Executing appropriate measurements to build a network of realtors, creditors, mortgage brokers, bankers, property managers, tax advisers and news editors to get company name out via branding
- Ascertaining creative solutions for local housing problems in gateway cities for college students via coliving operations

Self Study (August 2019 – November 2019)
Self-study and outside courses, Real Estate Investment while gathering team and putting into action Lucas & Friend

Tote & Carry (January 2019 – July 2019)
Digital Media Marketing Specialist
- Advising marketing team on how to turn media engagements into sales while also isolating email marketing for higher client retention
- Procuring marketing relations to create sales funnels for online marketplace
- Counseling team on how to improve brand awareness via media outlets
- Employing connections with new brand ambassadors to model the brand of Tote & Carry and all other affiliates

Education Insider (March 2018 – October 2018)
Chief Brand Officer
- Holding company promotions with market agents and academic counselors who would help connect company with new clients overseas and get these clients into 4-year Cal State universities in Southern California
- Making executions on company branding campaigns by expanding the brand through WeChat marketing groups to Chinese and Taiwanese student networks who wanted to come to the U.S. as international students
- Providing network support for clients to services and agents who could aid students in additional services that our organization could not replicate on their behalf

Healthnet Media Marketing (March 2017 – January 2018)
Founder & CEO
- Networking with other marketing specialists to provide umbrella services to clients in the fields of health and wellness at competitive costs
- Organizing various campaigns for clients on Facebook, Instagram, and email marketing to increase traffic on their websites and get them more sales

Lsquare Consulting (March 2016 – February 2017)
Finance Intern
- Performing office operations in line with projections on client valuations for each fiscal period to hit milestones
- Researching clients' competitors, financials, and market dominance in order to help client outperform their competitors

- Appraising the current and future evaluations of clients based on their past and present profitability strategies

Panda Restaurant Group (December 2015 – February 2016)
Management Intern
- Fostering a level of professionalism while also shadowing restaurant managers when they handled day-to-day operations
- Running back of house restaurant functions and hosting Chinese-themed events at Panda locations in northern Orange County

TMC FINANCIAL AID (May 2015 – August 2015)
Financial Aid Intern
- Administrating student accounts based on merit and financial need
- Consulting individuals in relation to subsidized and unsubsidized loans and loan amounts
- Interpreting and abiding to the regulations set by CSAC

BON APPETIT MANAGEMENT COMPANY (September 2012 – July 2015)
Assistant Student Manager
- Collaborating efforts in team leadership and human resource management
- Operating cash register and performance aspects of food preparation, serving, and clean up at college restaurant

THE MASTER'S University (August 2014 – May 2015)
Dorm Housing & Student Government Representative
- Planning and leading school campus events and activities for both students and faculty
- Taking part in weekly committee meetings
- Running house elections and coordinating events of all types

CORNERSTONE LOVE LA (June 2014 – August 2014)
Administration Intern
- Employing of administration skills and capabilities, increased abilities in collaborating and presenting data in an organized manner by using Microsoft excel
- Facilitating management and team leadership in various camp activities

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Adam Brandley

Business Experience:

Chairman, Lucas & Friend Friend Land HoldingsLLC (January 2021 - Present)
Mr. Brandley joined Lucas & Friend Land Holdings LLC as the Chairman in 2021 Jan after the acquisition of 55% membership interests of the company. Mr. Brandley chairs the board of directors, formulates the company's long-term business strategy and is in charge of the company's financial management. Mr. Brandley also oversees the capital structure of the company and funding strategy.

Chief Executive Officer, America's Real Deal (2015 - Present)
Mr. Brandley is the Founder and CEO of America's Real Deal and the Independent Stock Market. He serves as the CEO, Executive Producer of America's Real Deal TV Show. America's Real Deal is a brand new nationwide TV show that helps entrepreneurs get the spotlight they need. But it's much more than a media platform.

Mr. Brandley's mission is to build a marketplace where people start investing in people again. So much so that if the company stumbles the investors rally and shore up support and confidence, and a community where business owners look first to reward their loyal investors and customers.

Before founding America's Real Deal, Adam Brandley ran a successful international apparel and distribution company, partnered in an M&A firm and a SEC/FINRA authorized broker/dealer firm in Sacramento, California, with offices in California, Washington, Utah, Idaho, Arizona, Nevada, Texas and Oregon.

Name: Nathan Jenkins

Business Experience:

Lucas & Friend Land Holdings, LLC (November 2019 – Present)
Chief Executive Officer
- Administering a 'lean canvas' approach to solving housing problems in young and developing gateway cities like Irvine, to battle demand from Global Chinese student markets
- Consulting with company team of financing and branding specialists to facilitate creative finance on property development projects for future co-living real estate offerings
- Overseeing legal relations with attorneys to stay up to code in asset management and protection

- Regulating company alignment with financial procedures when dealing with leveraging of debt to get bank loans and hard money loans if creative financing does not meet the target funding thresholds
- Executing appropriate measurements to build a network of realtors, creditors, mortgage brokers, bankers, property managers, tax advisers and news editors to get company name out via branding
- Ascertaining creative solutions for local housing problems in gateway cities for college students via coliving operations

Self Study (August 2019 – November 2019)
Self-study and outside courses, Real Estate Investment while gathering team and putting into action Lucas & Friend

Tote & Carry (January 2019 – July 2019)
Digital Media Marketing Specialist
- Advising marketing team on how to turn media engagements into sales while also isolating email marketing for higher client retention
- Procuring marketing relations to create sales funnels for online marketplace
- Counseling team on how to improve brand awareness via media outlets
- Employing connections with new brand ambassadors to model the brand of Tote & Carry and all other affiliates

Education Insider (March 2018 – October 2018)
Chief Brand Officer
- Holding company promotions with market agents and academic counselors who would help connect company with new clients overseas and get these clients into 4-year Cal State universities in Southern California
- Making executions on company branding campaigns by expanding the brand through WeChat marketing groups to Chinese and Taiwanese student networks who wanted to come to the U.S. as international students
- Providing network support for clients to services and agents who could aid students in additional services that our organization could not replicate on their behalf

Healthnet Media Marketing (March 2017 – January 2018)
Founder & CEO
- Networking with other marketing specialists to provide umbrella services to clients in the fields of health and wellness at competitive costs
- Organizing various campaigns for clients on Facebook, Instagram, and email marketing to increase traffic on their websites and get them more sales

Lsquare Consulting (March 2016 – February 2017)
Finance Intern
- Performing office operations in line with projections on client valuations for each fiscal period to hit milestones
- Researching clients' competitors, financials, and market dominance in order to help client outperform their competitors
- Appraising the current and future evaluations of clients based on their past and present profitability strategies

Panda Restaurant Group (December 2015 – February 2016)
Management Intern
- Fostering a level of professionalism while also shadowing restaurant managers when they handled day-to-day operations
- Running back of house restaurant functions and hosting Chinese-themed events at Panda locations in northern Orange County

TMC FINANCIAL AID (May 2015 – August 2015)
Financial Aid Intern
- Administrating student accounts based on merit and financial need
- Consulting individuals in relation to subsidized and unsubsidized loans and loan amounts
- Interpreting and abiding to the regulations set by CSAC

BON APPETIT MANAGEMENT COMPANY (September 2012 – July 2015)
Assistant Student Manager
- Collaborating efforts in team leadership and human resource management
- Operating cash register and performance aspects of food preparation, serving, and clean up at college restaurant

THE MASTER'S University (August 2014 – May 2015)
Dorm Housing & Student Government Representative
- Planning and leading school campus events and activities for both students and faculty
- Taking part in weekly committee meetings
- Running house elections and coordinating events of all types

CORNERSTONE LOVE LA (June 2014 – August 2014)
Administration Intern
- Employing of administration skills and capabilities, increased abilities in collaborating and presenting data in an organized manner by using Microsoft excel
- Facilitating management and team leadership in various camp activities

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**
Adam Brandley	550 Class A Membership Units	55%
Chun Hin Leung	400 Class A Membership Units	40%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds for:
1. acquiring a residential property in Southern California or Pennsylvania
2. renovating and furnishing the residential property
3. funding its current and future operations; and
4. providing us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$25,000**	**$100,000**
Less: Offering Expenses		
Portal Fee	$2,500	$10,000
Other Offering Expenses	$1,750	$1,750
Net Proceeds	**$20,750**	**$88,250**
Accounting & Administration	$2,000	$2,500
Operating Expenses	$0	$5,000
Acquisition of Real Estate Property	$15,000	$35,000
Renovation Cost	$0	$40,000
Legal Expenses	$1,000	$2,000
Reserve	$2,750	$3,750

* If minimum offering amount is sold, the company may need to use debt instruments to finance the acquisition of real estate property.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. Fund transfer methods include ACH, wiring, or check, whichever of these methods are available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and made publicly available on the Funding Portal for at least 21 days and;

    c. the Issuer chooses to end the offering earlier than the Original Deadline and;

    d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Funding Target	$25,000 USD
Maximum Target	$100,000 USD
Pre-money Valuation	$100,000 USD
Equity Offered	20% - 50%
Securities Type	Membership Units
Regulation	Regulation CF
Closing Date	31 Dec 2021

Unit Price $100.00

Units Offered
250 - 1,000

Units Issued After Offering
1,250 - 2,000

14. Do the securities offered have voting rights?
No.

15. Are there any limitations on any voting or other rights identified above?
The securities offered have **no voting rights.**

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by e-mail and the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification

disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

> (1) to the issuer;
> (2) to an accredited investor;
> (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
> (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

> NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Membership Units	100,000	1,000	YES	NO
Class B Membership Units	100,000	0	NO	NO

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
   Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**
   Purchasers of the securities offered are entitled to no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
As the owners of the Class A Membership Units, the principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Class B Membership Units, have no voting rights over the affairs of the company.

The Purchasers (the "Investors") of the securities offered, as holders of Class B Membership Units with no voting rights, do not have the voting power to exert influence on the decisions made by the principal shareholders, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholders and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a startup company with a limited history of operation, lacking of material assets and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied**

Valuation of Our Class B Membership Units

The $100 per unit purchase price of our Class B Membership Units being issued was determined by our board of directors without an independent valuation of the Company. We established the offering price based on our estimate of our projected rental income derived from our real estate properties, income derived from the provision of student services, operating expenses, interest and tax expenses.

We did not obtain an independent appraisal opinion on the valuation of the Class B Membership Units. The Class B Membership Units offered may have a value significantly less than the offering price and there is no guarantee that the securities offered will ever attain a value equal to or greater than the offering price.

To support our valuation, we have conducted a valuation of our Class B Membership Units by using the Discounted Dividend Model (DDM) with the following assumptions:

Property Price	$150,000
Mortgage	$55,000
Gross Rental Yield	11.00%
Payout Ratio	90%

The Discounted Net Present Value of our Class B Membership Units derived from the DDM is $104.29 assuming a discount rate of 9.5%

Discount Rate	9.50%
Terminal Value Growth Rate	3.00%
NPV (per Class B Units)	$104.29

For convenience and rounding purposes, we price our per unit purchase price of our Class B Membership Units at $100 or 4.1% lower than the Discounted Net Present Value derived by the DDM.

Methods for how the securities may be valued by the issuer in the future:
The Discounted Dividend Model will be the primary valuation method that we will use for the valuation of our membership units or any securities to be issued in the future. When there are any real estate properties that fulfil our criteria for sustainable development for our student community and income-generating potential through rental and student services, we will also consider the market values of the targeted real estate properties when issuing new securities for financing.

Further, we will consider trends in real estate prices (e.g. actual sales prices, information from neighbors, real estate experts, brokers, sales and mortgage registries, income levels in the area, demand and supply conditions of the market, published land prices and tax rates, regional development plans, availability of mortgage loan facilities, etc), conditions of our real estate properties (e.g. structure, age, geographical conditions, location, accessibility to public roads, schools, facilities, utilities, presence of unfavorable facilities, etc).

Thus, changes in market / rental values of our real estate properties as well as factors including economic, social and demographic changes will affect our valuation of any securities to be issued in the future.

The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure fair and reasonable estimations in different situations and different corporate stages.

The Company may hire independent third parties to assist in the assessment of the valuation of the Company and the securities to be issued in the future.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
- The majority owner may make a decision that Purchasers would consider bad and that would put at risk Purchasers' interests in the Issuer.
- Although, as Class B Membership Unit holders, Purchasers would be entitled to a share of any proceeds from a sale of the entire business, Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are not entitled to any voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are not entitled to any anti-dilution rights (other than proportionate adjustments for stock splits and similar events). Therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:
a. Additional Issuances of Securities
Purchasers of the securities offered are not entitled to any anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities
The issuer could be authorized to repurchase the company's issued securities subject to

approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other Shareholders. Moreover, the repurchase could be made at a price much lower than the company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**
   Although as Class B Membership Unit holders, Purchasers would be entitled to a share of any proceeds from a sale of the entire business, Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**
   Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:
N/A

25. What other exempt offerings has the issuer conducted within the past three years?
N/A

26. Is the issuer or are any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

      a. any director or officer of the issuer;

      b. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

      c. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

      d. any immediate family member of any of the foregoing persons.

N/A

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

The Company was incorporated on November 22, 2019 and does not have any significant operating history.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

Lucas & Friend is a Wyoming limited liability company (LLC) established on 22 November 2019 to acquire and develop quality residential properties targeting millennial residents in the US. Our residential developments aim to provide millennials with a unique lifestyle, living in a truly free and open society in which the opportunities for success are above and beyond our wildest expectations.

Revenues, Operating Expenses and Net Income

As of December 31, 2020, we didn't record any revenues.

As of December 31, 2020, we had total operating expenses of $4,226. Operating Expenses include advertising and marketing, trademark registration, corporate, travel and training expenses.

As of December 31, 2020, our net loss was $4,226.

Cash flows

As of December 31, 2020, the cash flow used in operating activities was $4,226. As of December 31, 2020, the cash flow from investing activities was $0 while the cash flow generated by financing activities was $0.

Our historical results and cash flows are not representative of what investors should expect in the future.

Liquidity and Capital Resources

Our principal sources of liquidity are our cash and cash equivalents and cash generated from operations. Cash and cash equivalents consist primarily of cash on deposit with banks. As of December 31, 2020, the Company had cash and cash equivalents equal to $8.

As of December 31, 2020, the Company does not have any liabilities, material indebtedness nor any contingent liabilities.

Discussion of our operational plan and financing

We intend to use the proceeds of this offering to acquire a real estate property in Southern California or in Pennsylvania, reconstruct, renovate and market it. This will be our first property branded under the Lucas & Friend as accommodations targeted at millennials.

Our long term goal is to acquire and renovate a number of residential properties in Southern California, Pennsylvania and other regions in the country that fulfil our criteria and income-generating potential through rental and property management services. This will be achieved by a 3-year plan to acquire a total of 13,500 sf residential properties (1500 sf units x 3 properties x 3 years).

In order to do so, we will require raising additional funding and therefore, we plan to raise extra capital through extra rounds of Regulation Crowdfunding offerings and/or Regulation D (506c) offerings. We will also use debt instruments, primarily bank mortgages to finance our upcoming projects.

The Company expects to fund its operations and capital expenditure requirements from future operating cash flows, cash and cash equivalents, proceeds from this offering and credit facilities. We need to raise additional funds through public or private equity offerings or debt financings, but there can be no assurance that we will be able to do so on acceptable terms or at all.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurances regarding the Company's business prospects with respect to any other opportunity. Any other development would require us to obtain additional financing.

The Company is seeking a minimum of $25,000 in this offering. We expect that the Company's proceeds from this offering would be enough to finance its operation in the next 12 months.

The proceeds of this offering will provide us the capital to acquire our first real estate property and increase the probability to secure and acquire real estate projects in the coming years.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> **(i) in connection with the purchase or sale of any security?**
> No

> **(ii) involving the making of any false filing with the Commission?**
> No

> **(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**
> No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:

(A) association with an entity regulated by such commission, authority, agency or officer?

No

(B) engaging in the business of securities, insurance or banking?

No

(C) engaging in savings association or credit union activities?

No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No

(ii) places limitations on the activities, functions or operations of such person?

No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No

(ii) Section 5 of the Securities Act?

No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
   a. **any other material information presented to investors; and**
   b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://lucasnfriend.com/investors

The issuer must continue to comply with the ongoing reporting requirements until:
   a.   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

   b.   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

   c.   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

   d.   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

   e.   the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Adam Brandley

_____
[Signature Code: kGXA2zXXfj03quQcghWbD4V1sPSyQWMH3cISQl1OSMSzbufb5iSpWyqqVCh4itpQqmezj688fIRd77M4XAh5tAU9Icer4xvHKI-LxoXTJJnn2VKXdNMGzw]

Adam Brandley

Chairman

Lucas & Friend Land Holdings, LLC

Date: 26 Apr 2021

Appendix A - BUSINESS AND ANTICIPATED BUSINESS PLAN



Lucas & Friend
Welcome Home

OVERVIEW: WHO IS LUCAS FRIENDS?

Lucas & Friend is a Wyoming limited liability company (LLC) established on 22 November 2019 to acquire and develop quality residential properties targeting millennial residents in the US. Our residential developments aim to provide millennials with a unique lifestyle, living in a truly free and open society in which the opportunities for success are above and beyond our wildest expectations

OUR STORY

The vision of Lucas & Friend started when Founder and CEO, Nathan Jenkins, during his combined tenures as (1) Chief Brand Officer at the Los Angeles branch of Education Insider and as (2) Business Development and Customer Relations Manager at a property development and property management company in Irvine, inspired by the completely opposite plights of two millennial acquaintances, Victor and Lucas, decided to create and operate a modern accommodations solution for millennials.



OBJECTIVES OF LUCAS & FRIEND

The Manager's key objective for Lucas & Friend is to provide Unitholders with stable distributions per Unit with the potential for sustainable long term growth of such distributions. The Manager intends to accomplish this objective through investing in income producing real estate and renovate them so as to target millennial residents, initially in Southern California and Pennsylvania.



The Manager believes that an Lucas & Friend presents Unitholders with an attractive investment proposition by virtue of:

- ***A strategy to provide regular and stable distributions:***
  The Manager's policy is to distribute to Unitholders as distributions an amount equal to 90% of annual Total Distributable Income.

- ***The Manager's experienced and professional teams:***
  The Manager believes that Unitholders will benefit from the experience of the Manager and the Board of Advisors in the US real estate market as well as the strengths and experience in leasing, marketing and tenancy management of the leasing agents. The Board of Advisors is staffed by experienced professionals who have extensive experience in the real estate industry in the US and have in-depth real estate investment, research and financing experience.



- ***<u>Opportunities and a strategy for future growth:</u>***
  The Manager will endeavour to increase the property yield of Lucas and Friend's property portfolio and, correspondingly, the NAV per Unit. The measures which the Manager intends to take include:

  - optimising rental and occupancy rates through managing lease renewals effectively
  - diligently pursuing leasing opportunities and maximising tenant retention;
  - strengthening the portfolio properties' competitive positions; and
  - developing cost synergies and exploiting economies of scale in the operations of the portfolio properties to offer tenants better services and facilities at lower costs;

- ***<u>Opportunities and a strategy for future growth through acquisitions:</u>***
  The Manager will focus on properties which are primarily used target for millennials, initially in Southern California and Pennsylvania. It will seek to acquire properties that will provide attractive cash flows and yields together with opportunities for further revenue growth through operational optimisation.

We can expect a lot more action to happen in the real estate sector targeting young generation in the near future, particularly in the U.S., where they have been far behind in both investments and developments compared to the rest of the world.

Recent Happenings:

 Mofang Gongyu, China (founded in 2010) has raised US$650 million over 4 rounds of financing between 2013 to 2019 from AVIC Trust, Warburg Pincus, Caisse de Depot et Placement du Quebec, DT Capital Partners, now operates over 150 apartment complexes in major Chinese cities such as Beijing, Shanghai, Guangzhou, Shenzhen, Nanjing, Wuhan, Suzhou, Hangzhou, Chengdu, and Xi'an.

 Weave Co-Living, Hong Kong (founded in 2017) with currently 160 units has received US$181 million from Warburg Pincus in 2018 to expand to 10,000 units all across various gateway cities in the Asia Pacific within 5 years

 Medici Living Group, Germany (founded in 2012) has received US$1.14 billion in a single round of financing from Corestate Capital Holding to develop 6,000 coliving rooms in 35 properties with investments in Austria, Switzerland, Spain and Poland

 The Collective, London (founded in 2011) with two co-living facilities that hold over 9,000 apartment units has raised some US$850 million in 2019 in the form of a Coliving Fund from DTZ Investors and has now set up offices in Berlin and New York acquired five new properties across New York, Chicago, and Miami

 Common Living, U.S. (founded in 2015) has raised US$63.4 million through 4 rounds of financing between 16 July, 2015 to 19 December, 2017, to develop some $300 million worth of new properties throughout the U.S. over the next three years from Grand Central Tech (GCT), Slow Ventures, Otter Rock Capital, Maveron, Lowercase Capital, Grey Wolf, Brendan Wallace, 500 Startups, Wolfswood Partners, Solon Mack Capital, Richard Lefrak, LeFrak, Justin Mateen, Inevitable Ventures, Company Ventures, Circle Ventures, 8VC, Norwest Venture Partners and Company Ventures

ollie Ollie, U.S. (founded in January 2012) has raised US$15 million in 2018 from The Moinian Group, Texas Employees Retirement System, Justin Mateen, and Aviva Investors

hmlet Hmlet, Singapore (founded in 2016) with locations in Singapore, Tokyo, Osaka, Hong Kong, Sydney, and soon Melbourne, has received US$48 million in 3 rounds of financing between 2017 to 2019 from Squoia capital India, Burda Principal Investments, Mitsubishi Estate, and Reinventure to develop 10,000 rooms across the Asia Pacific



Target Market - Why Millennials:

The following table illustrates the percentage of movers between the ages of 25 and 35, in their respective generations, who moved into either an owner-occupied home not owned by their parents or a rental property. (About 4% of movers in each generation moved into properties owned by their parents).

Generation	Owner-Occupied	Rental Property
Early Boomers in 1981	35%	61%
Late Boomers in 1990	29%	67%
Gen Xers in 2000	34%	62%



Millennials are Postponing Marriage and Children

A significantly larger percentage of millennials are delaying marriage and taking time to discover what they want out of life. They admit to feeling less pressure to make a lifelong commitment to a particular lifestyle, which may play a role in the decision to postpone home purchasing.

Why Renting Can Beat Buying For Millennials

Buying a home is great: You build equity, the interest and property tax portion of your mortgage is a tax reduction, and it's a major life milestone accomplished. But for many millennials, renting is more their style. A Rent.com survey of 1,000 renters between the ages of 18 and 34 found that nearly eight out of 10 don't plan on trading their apartments for homes anytime soon. Here are four reasons why. It's in the budget. With student loan debt putting a big dent in millennials' bank

accounts, it's no surprise that they prefer monthly rent payments to the acquisition of additional debt in the form of a mortgage. Plus, closing costs, home insurance payments and property taxes add up fast — renting is often the more frugal short-term option.



Live Where You Want

Renting makes trendier, more desirable areas of town accessible to millennials who aren't making as much money as they will be in a few years. It's a great way to preview the cost, commute, and overall vibe of a neighborhood before making (or being able to afford) a long-term financial commitment. And if the hip urban art district everyone's raving about doesn't live up to the hype, it's easy to move out.

Into the current set of limited offerings of accommodations tailored for Millennials in the US split between traditional accommodations and those under a coliving model, Lucas & Friend has the experience and understanding of the millennial market as well as the branding expertise to enable us to transform the industry with a unique standpoint of offerings:

- CEO Nathan Jenkins has a long experience growing up in Orange County with a large millennial population

- Nathan's experience in Education Insider can be used to source valuable millennial tenants: He has built up relationships across schools, students, and overseas agencies, and is well-versed in using non-traditional communication platforms like LinkedIn and YouTube.
- Nathan's experience as Business Development and Customer Relations Manager at the property development and property management company in Irvine focused on mainly millennial clients

Thus, Lucas & Friend is able to offer a disrupting vision of millennial-driven accommodations.

SOLUTION



Unique Accomodations for Millennials

How our solution unique

Lucas & Friend is particularly attractive and different from others in that we:

- Take up the role of both property owner/developer and property operator and

- Offer the opportunity as a crowdfunding offer on Mr. Crowd thus making it possible for not just venture capitalists/property developers and accredited investors to invest

The result is the following advantages:

- Little capital required to participate as a property owner/developer: Unlike traditional property investments which require relays of hundreds of thousands of dollars upfront, to participate in this offering, investors here can already participate as a property owner based on his/her affordability

- Potential for higher investment returns as it combines the possibility for investment gains from property appreciation with steady revenue streams from the property management and

rentals

- Speed to market: crowdfunding allows property developments can be identified, funded, and executed in a swift manner to take advantage of opportunities at first opportunity

Fully-furnished Millennial-friendly living accommodations include:



Living Room with sofas and coffee tables, a television and a basic entertainment system

Bedrooms: Each will contain a Desk, a Desk Lamp, Book Case, Closet complete with both hanging rack and shelving/drawers storage, Double Bed, a bedside platform/table and a Bedside light

Dining area: with dining table and dining chairs

Kitchen: 4-burner cooktop with exhaust hood, full-sized oven, dishwasher, full-sized fridge with freezer, full-sized deep dual sink, microwave oven, hot water pot, toaster oven, large-sized, premium multi-functional rice cooker and coffee machine

Washing Machine and Dryer with an indoor laundry hanging area

Housekeeping services: Once a week, there will be the cleaning of shared spaces, including but not limited to kitchens, living rooms, dining areas, and shared bathrooms

Fixed utilities: Water, electricity, indoor heating, and ultra-high speed Wifi

In-house entertainment subscriptions: ESPN and Netflix



24-hour Property Services: *Our professional property services team, NOT live-in landlords breathing down tenants' necks, all fluent in English are available 24 hours to respond to maintenance requests and to make sure our accommodations are ready to give tenants a feeling of home while helping them to integrate into their new life and surroundings. Pre-selected other like-minded millennial travelers with whom to share the communal areas to give you the feeling of home while like you, also desiring to integrate into your new life and surroundings*

USE OF PROCEEDS

On successful fundraising, to fulfill our offering, we will need to purchase an existing single-family property, where we will give a makeover to the property and furnish the living areas with various fixtures, furniture, supplies and services. For detailed used of proceed please refer to Question 10 of this Offering Statement.

FUTURE PROSPECTS & VISION

- The potential to become a leader in millennial accommodations throughout the United States and other countries

- Thereafter the Lucas & Friend Brand will expand into other millennial accommodations markets all bound by the same core values

MEET OUR TEAM

Nathan Jenkins *- Founder & CEO*

Speciality: Corporate Direction, Strategy, Vision



Nathan Jenkins ("Nathan") is the Founder and Chief Executive Officer (CEO) of Lucas & Friend LLC ("Lucas & Friend") established on 22 November 2019. Prior to his founding of Lucas & Friend, Jenkins has held a variety of technical and managerial positions in a variety of fields including: Events Management and Food & Beverage Operations, Business Consulting, Digital Marketing, Business Consulting, International Student Services, and Leasing and Property Management.

After a one year stint at entrepreneurship with his own Digital Marketing consultancy business in the health and fitness market, it has been really his last two positions as Chief Brand Officer at the Los Angeles branch of Education Insider and as Business Development and Customer Relations Manager at a property development and property management company in Irvine in particular, which have ignited in him the idea to create uniquely designed living spaces targeting millennials.

Familiar and comfortable with unconventional communications platforms such as WeChat, rarely used by most Americans but popular amongst the Chinese population, he used these platforms to leverage public relations messages to Chinese and Taiwanese clientele during his tenure at Education Insider. There, he played a major role in developing the company's relationships with many of Southern California's tertiary educational institutions such as California State University, Longbeach, California State University, Fullerton, and California State University, Los Angeles, as well as top-rated community colleges like Santa Monica College and Pasadena City College in addition to cultivating relationships with many overseas education agents.

But really, it was his last position as Business Development & Customer Relations Manager at a property development and property management company in Irvine that gave Nathan the confidence and drive to put his millennial accommodation idea into action in the form of Lucas & Friend. There, he worked with two colleagues to upgrade, furnish, and lease out six apartment units (averaging 1,200 square feet in size) to mainly Chinese tenants in the form of fully-furnished short term Bed and Breakfast stays, involving in investment, buying and operating decisions as well as day-to-day property management to improve profitability and yield ratios.

To strengthen his real estate investment skills, besides self study, Nathan has also sought to increase knowledge in this area by taking courses from institutions such as Legacy and the Rich Dad Foundation.

Board of Advisors

Tim Gu - *Real Estate Development & Investment Strategy*
Speciality: real estate development, management and investment



Tim Gu was born in China, and moved to the US when he was 15 years old. He has been an entrepreneur since starting his own copywriting company at the age of 18. Tim successfully sold the company during his 2nd year of college at the age of 20. During his third year, he founded his own digital marketing company, OP Commerce which as of today, still continues to generate 6 figure yearly income.

At age 22, Tim dropped out of college, and founded Education Insider, an educational consulting company targeted at Chinese international students looking to study in the U.S. Over the years, Education Insider has grown a client base in Washington, California, Pennsylvania, New York and Arizona; during which he began working with Jenkins in the Los Angeles area, hiring Jenkins to be his Branding officer. Today, Tim is the Co-Founder and CEO of Skywide - a Real Estate platform of property trading - development and property management where he once again also collaborated with Jenkins, allowing Jenkins to again sharpen his expertise in property management. Tim has continued on to expand his own business experiences to now managing over a million dollar's worth of transactions during the past year in real estate.

Tim enjoys creating large projects and bringing them to the market. He is always excited about building various product and service lines, conditioning them to meet market demands, promoting the product or service through a variety of platforms, and making needed adjustments for them to evolve within the market.

Joey Stevens

Project Finance

Speciality: business systems, creative financing



Joseph Stevens, San Diego native, has expanded his talent development in the fields of sales and creative financing at small business loan organizations, providing loans to small businesses, which followed after his attendance at the Master's University where he had first met Nathan Jenkins. Here, is where Stevens sparked up a friendship with Jenkins as they put their minds towards similar goals in the markets of real estate and financial services.

Stevens has held relevant titles such as loan officer and account executive at Reliant Funding where he administered business-client accounts on taking out small business loans for business operations. He later worked under the role of sales development manager and business development manager at companies such as MindTouch and UserZoom that have improved his own understanding of enterprise expansion, branding and deal negotiations.

Collectively, his experiences give him practice working with investment bankers and giving company keynote speeches to raise additional working capital as well as negotiating better terms in B-2-B deals to save on business expenses, increasing returns for investors.

Initially venturing into the world of financial business development, Stevens established himself as a driven leader for developing winning sales strategies and executing timely goals and deliverables against high quotas. Most recently, he leveraged his success in the finance world into enterprise business software to deliver strategic solutions to Fortune 500 organizations.

Paul Huang - *Legal Counsel*

Speciality: immigration attorney & international legal relations



Pu Huang ("Paul") is a US attorney currently practicing immigration law. He came to the US at the age of 15. As a first-generation immigrant, Paul understands how an immigration status or a visa can change and affect someone's life.

Paul received his JD, with honors from Western Michigan University Cooley Law School. He also received his LLM in Corporate and Finance, graduating with Honors from there. Prior to his legal studies, he earned a Bachelor's Degree from Allegheny College (in Pennsylvania), majoring in Political Science and Economics.

Paul speaks fluent English and Chinese. Currently practicing US immigration law, he has years of experience in handling employment-based immigration cases. His area of specialty includes non-immigration visas, immigration visas, employment-based immigration cases, and family-based immigration petitions.   Paul is licensed to practice immigration law in any US state.

Appendix B - RISK FACTORS

IMPORTANT: Crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration. Some material factors that might make the investment risky include:

- **General Real Estate Conditions**
- **A downturn in economic conditions**
- **Changes in interest rates**
- **Changes in real estate and zoning laws**
- **Environmental issues unforeseen in due diligence, or change in environmental laws**
- **Changes in real estate taxes and any other operating expenses**
- **Natural disasters, acts of God, Terrorist attacks, social unrest and civil disturbances**
- **Inability to collect rents**
- **Renovation or repairs**
- **Competition from other properties**

We are principally dependent on the performance of real estate markets in the USA. Our target residential properties are located in Southern California or Pennsylvania. Our business and prospects principally depend on the performance of the real estate markets in Southern California, Pennsylvania, and the USA, in particular, Los Angeles, and San Diego. Any real estate market downturn in these or any other markets where we operate could adversely affect our profitability. We cannot assure you that the demand for properties in Los Angeles, San Diego, Philadelphia, and other places where we operate will continue to grow. Our financial position and results of operations may be influenced by fluctuations of supply and demand in the real estate market, which may, in turn, be influenced by the general state of the economy and other factors, including government policies. Any economic downturn or over-supply of properties could result in a slowdown in property sales or leases or downward pressure on property prices or rents. Any adverse development in the real estate market in California and the USA and other places where we operate or may operate in the future could have a material adverse effect on our business, results of operations and financial condition.

We are dependent on rental income from our investment property portfolio. Leasing of our residential properties constitutes a very important part of our business. We are subject to risks incidental to the ownership and operation of residential properties including, amongst other things, changes in market rental levels, competition for tenants and inability to collect rent from tenants or

renew leases with tenants due to bankruptcy, insolvency or other financial difficulties. In addition, we may not be able to renew leases with our tenants on terms acceptable to us, or at all, upon the expiration of the existing terms. Furthermore, any downturn in the rental market for residential properties could negatively affect the demand for our rental properties and the amount of rental income we earn, which may have a material adverse effect on our business, results of operations and financial position.

Any economic slowdown may adversely affect our business and our ability to obtain necessary financing for our operations. Any slowdown in economic growth, economic contractions, consumer delinquencies, weakened consumer confidence and increased market volatility in the places in which we operate may cause a decrease in property prices in California and the USA and other places in which we plan to operate. Market volatility and uncertainty may also contribute to a lower demand for properties and a decline in rents or property prices. Any economic slowdown or financial market turmoil in the future may adversely affect the finances of the tenants of our properties, which may lead to a decrease in the general demand for our properties and a decrease in the rents or selling prices of our properties. The outlook for financial markets and the world economy is uncertain. Possible adverse consequences arising from uncertainties in the financial markets and the world economy include:

- the inability of tenants to pay their rents in a timely manner or to continue their leases, thus reducing our cash flow;
- decreases in the valuations of properties in which we have an interest, resulting from deteriorating cash flows or increasing capitalisation rates or both;
- decreases in rental or occupancy rates or both;
- reduced demand for residential properties;
- a general increase in counterparty risk, resulting in payment and other defaults;
- insolvency of contractors, resulting in construction delays;
- an increased likelihood that one or more of our lenders or insurers may be unable to honour their commitments; and
- excessive inflation resulting in a reduction of our real income.

We may not be able to continue to attract and retain quality tenants. Our residential properties compete for tenants with other properties on, amongst other things, location, quality, maintenance, property management, rent levels and other lease terms. We cannot assure you that existing or prospective tenants will not choose other properties. Any future increase in the supply of properties which compete with ours would increase the competition for tenants and as a result we may have to reduce rent or incur additional costs to make our properties more attractive If we are not able to retain our existing tenants or attract new tenants to replace those that leave or to lease our new properties, our occupancy rates may decline. If we fail to attract quality tenants as our tenants or keep our existing tenants, our investment properties may become less attractive and competitive. This in turn could have a material adverse effect on our brand, business, results of operations and financial position.

We may not have adequate capital resources to fund our land acquisitions and future property developments. Property development is capital intensive. We plan to finance our property projects primarily through borrowings, from equity crowdfundings, income from

operating activities and other sources, including debt financing from banks. Our ability to procure adequate financing for land acquisition and property development depends on a number of factors that are beyond our control.

We may not be able to complete or deliver our property development projects on time, on budget or at all. The progress and costs of a development project can be adversely affected by many factors, including:

- delays in obtaining necessary licences, permits or approvals from governments;
- delays in obtaining necessary financings;
- relocation of existing residents and/or demolition of existing buildings;
- shortages of materials, equipment, contractors and skilled labour;
- labour disputes;
- construction accidents;
- natural catastrophes and adverse weather conditions;
- changes in government policies or relevant laws or regulations; and
- economic conditions.

Construction delays or the failure to complete the construction of a project according to our planned specifications, schedule or budget as a result of the above factors may affect our results of operations and financial position and may also adversely affect our reputation. We cannot assure you that we will not experience any significant delays in the completion or delivery of our projects, or that we will not be subject to any liabilities to our tenants or relevant government authorities for any such delays. Liabilities arising from any delays in the completion or delivery of our projects could have a material adverse effect on our business, results of operations and financial position.

We may not always be able to acquire suitable residential properties at reasonable cost. We derive our revenue principally from rental income from our residential properties. Therefore, we must be able to acquire those properties at an appropriate prices in strategic locations in order to position us for sustainable business growth.

We cannot assure you that third party contractors will always meet our quality standards and provide services in a timely manner. We employ third party contractors to carry out various works, including design, construction, structural engineering, internal decoration, landscaping, electrical and mechanical engineering etc. We cannot guarantee that our third party contractors will always provide satisfactory services. In addition, we may not be able to engage third party contractors with the right experience in the places in which we operate. Moreover, as is common in the property industry, completion of our property projects may be delayed and we may incur additional costs due to a contractor's financial or operational difficulties, which may increase our development costs. The services rendered by independent contractors may not always meet our quality standards. Any of these factors could have a negative impact on our reputation, business, results of operations and financial position.

Increases in the cost of labour or construction materials may have an adverse impact on our results of operations. If the costs of labour or construction materials increase significantly, and we cannot offset such increase by reducing other costs or cannot pass on such increase to the buyers or

tenants of our properties, our business, results of operations and financial position may be materially and adversely affected.

Our profit and results of operations are subject to changes in interest rates. Changes in interest rates have affected and will continue to affect our financing costs and, ultimately, our results of operations. At the close of its 2019's mid-December meeting, the Federal Reserve decided to make no change in the current level of the federal funds rate, which remains tethered to a range of 1.5% to 1.75%. The key policy rate is holding at a level last seen in March 2018. We cannot assure you that US interest rates will remain unchanged or that they will not increase. Any increase in interest rates will increase our financing cost and may materially and adversely affect our business, financial condition and results of operations.

We may suffer losses arising from uninsured risks. Our insurance may not fully indemnify us for all potential losses, damages or liabilities related to our properties. This is because in the jurisdictions in which we operate, there are certain exposures which are excluded under some of our insurance programmes or for which insurance is not available on what we consider to be reasonable commercial terms. Such exposures include potential losses which might arise as a result of war, terrorism, pollution, fraud, professional negligence and acts of God. Further, our insurers may become impaired and find themselves financially unable to meet claims. As a result of large losses sustained by the international insurance market, insurers may exclude certain risks when we renew our insurance programmes. If we suffer from any losses, damage or liabilities in the course of our operations arising from events for which we do not have any or adequate insurance cover, we may not have sufficient funds to cover any such losses, damages or liabilities or to replace any property that has been destroyed. The occurrence of any of the above events and the resulting payment we make to cover any losses, damages or liabilities may have a material adverse effect on our business, results of operations and financial position.

A deterioration in the value of our brand or the loss of the right to use the Lucas & Friend trademark could have a negative impact on our business. We rely to a significant extent on the brand image of the "Lucas & Friend" trademark to attract potential tenants to our residential properties. Any negative publicity concerning us or our properties or to a lesser extent, our major tenants could adversely affect our reputation and business prospects. In addition, our brand may be misused by third parties and we may have to incur expenses in protecting our brand. Demand for our properties could diminish significantly if the quality of our brand is not preserved.

We are subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.
Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We may maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our executive management team and key employees, and we could be adversely affected by the unexpected loss of their services.

Our success depends in large part on the performance of our key personnel, as well as on our ability to attract, motivate and retain highly qualified and other skilled employees. Competition for employees is intense, and the process of locating key personnel with the combination of skills and attributes required to execute our business plan may be lengthy. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business because of their skills, knowledge of our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

The company has a limited operating history.

The Company has an operating history of less than one year. The Company's growth will largely be attributable to new investments and such growth may never be realized. There can be no assurance that the Company can execute its growth strategy nor that it will not experience net losses in the future, which could have an adverse effect on the Company's results of operations, financial condition and prospects.

If our enterprise risk management framework is not effective at mitigating risk and loss to us, we could suffer unexpected losses and our results of operations could be adversely affected materialy.

Our enterprise risk management framework seeks to achieve an appropriate balance between risk and return, which is critical to optimizing stockholder value. We have established processes and procedures intended to identify, measure, monitor, report and analyze the types of risk to which we are subject, including operational, regulatory compliance and reputational. However, as with any risk management framework, there are inherent limitations to our risk management strategies as there may exist, or develop in the future, risks that we have not appropriately anticipated or identified. If our risk management framework proves ineffective, we could suffer unexpected losses and our business and results of operations could be materially adversely affected.

Because we have a limited operating history, you may not be able to accurately evaluate our operations.

We have had limited operations to date and the company has not generated revenues. Therefore, we have a limited operating history upon which to evaluate the merits of investing in our company. Potential investors should be aware of the difficulties normally encountered by new companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of

the problems, expenses, difficulties, complications and delays encountered in connection with the operations that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to the ability to generate sufficient cash flow to operate our business, and additional costs and expenses that may exceed current estimates. We expect to incur significant losses into the foreseeable future. We recognize that if the effectiveness of our business plan is not forthcoming, we will not be able to continue business operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations within the following year. If we are unsuccessful in addressing these risks, our business will most likely fail.

The Controlling Shareholder has substantial control over the Company and their interests may not be aligned with the interests of the other Shareholders. Prior to and immediately following the completion of this Offering, the Controlling Shareholder will remain the controlling shareholder of the Company with substantial control over its issued share capital and voting power. Subject to the Articles of Organization and Operating Agreement of the Company, Nathan Jenkins, our director and CEO, by virtue of his controlling beneficial ownership of the share capital and voting power of the Company, will be able to exercise significant control and exert significant influence over our business or otherwise on matters of significance to us and other Shareholders by voting at the general meetings of our Shareholders and at our Board meetings, including:
- election of Directors;
- selection of senior management;
- amount and timing of dividend payments and other distributions;
- acquisition of or merger with other entities;
- overall strategic and investment decisions;
- issuance of securities and adjustments to our capital structure; and
- amendments to the Articles of Organization and Operating Agreement.

The interests of the Controlling Shareholder may differ from the interests of other Shareholders to such an extent that the interests of the Controlling Shareholder may conflict with the interests of other Shareholders. In such cases, the interests of other Shareholders can be disadvantaged and harmed.

We may face significant risks before realising any benefits from our real estate properties. Real estate projects typically requires substantial capital outlay during the properties acquisition and construction phases and may take years, if not months before positive cashflows may be generated from the properties. Depending on the size of the development, the time span for completing a real estate project usually lasts for at least 6 months. Consequently, changes in the business environment during the length of the project may affect the revenue and cost of the development, which in turn may affect the profitability of the project. Factors that may affect the profitability of a project include the risk that the receipt of government approvals may take more time than expected, the failure to complete construction according to original specifications, schedule or budget, and poor leasing markets for properties. The revenue generated by and value of a property development project may be adversely affected by a number of factors, including but not limited to, the international, regional and local economic climate, local real estate conditions, perceptions of tenants, retailers or shoppers as to the convenience and attractiveness of the

projects, competition from other available properties, changes in market rates for comparable leases and increased business and operating costs. If any of the development risks described above materialises, our returns on investments may be lower than originally expected and our business, financial condition, results of operations and prospects will be materially and adversely affected.

We may not be able to generate adequate returns on our properties held for long-term investment purposes. The completed property developments held by us are generally intended to be held for long-term investment. Property investment is subject to varying degrees of risks. The investment returns available from real estate depend, to a large extent, on the amount of capital appreciation generated, income earned from the rental of the relevant properties as well as the expenses incurred. Maximising yields from properties held for long-term investment also depends to a large extent on active ongoing management and maintenance of the properties. The ability to dispose of investment properties eventually will also depend on market conditions and levels of liquidity, which may be limited or subject to significant fluctuation in the case of certain types of commercial properties. The revenue derived from completed investment properties and the value of property investments may be adversely affected by a number of factors, including but not limited to changes in rental levels at comparable properties, the inability to collect rent due to bankruptcy or insolvency of tenants and the costs resulting from periodic maintenance, repair and re-letting. If we are unable to generate adequate returns, our business, financial condition, results of operations and prospects may be adversely affected.

We may be involved in disputes and legal and other proceedings arising out of our operations from time to time and may face significant liabilities as a result. We may be involved in disputes arising out of the development, leasing of our properties with contractors, suppliers, construction workers, tenants, residents, residents of surrounding areas, joint venture partners, purchasers or other parties. These disputes may lead to protests, legal or other proceedings and may damage our reputation and divert our resources and management's attention. Significant costs may have to be incurred in defending ourselves in such proceedings. If we are not successful in defending ourselves in such proceedings, we may be liable for damages, the amount of which may be significant. In addition, we may have disagreements with regulatory bodies in the course of our operations, which may subject us to administrative proceedings or unfavourable decrees that may result in liabilities and cause delays to our property developments. We may also be involved in disputes or legal proceedings in relation to delays in the completion and delivery of our projects. Any of the above could have a materially adverse effect on our business, results of operations and financial position.

RISKS RELATED TO INVESTMENTS IN REAL ESTATE

General Real Estate Conditions. An investment in us is subject to the general risks inherent in the ownership of real property, such as occupancy rates and operating expenses. In particular, the value of real property and the ability to generate income from real property is affected by many factors, such as general and local economic conditions; energy supplies; the supply of and demand for, property of the kind in which we invest; the ability (or inability), upon development of the Target Property, to retain existing tenants and/or attract new tenants; vacancy rates and rent levels for other properties that are similar to and in the same geographic area as the proposed Property;

declines in the financial condition of existing and potential tenants; defaults by tenants or failure to pay rent on a timely basis, due to their bankruptcy, lack of liquidity, or other reasons; the need to renovate and/or repair marketable space; continued validity and enforceability of the lease of an existing tenant; physical damage to the underlying property, which may or may not be covered by insurance; adverse changes in local population trends, market conditions, neighborhood values and national, regional and local social conditions; decreases in consumer spending; increases in interest rates; the enactment of unfavorable real estate, environmental, zoning, land use or tax laws and regulations; environmental regulations; and/or federal and local controls and real property tax rates. The occupancy of the proposed Property, and rental rates, may be adversely affected by various local factors such as an increase in unemployment, excessive building resulting in an over-supply of residential space, zoning law changes or management inadequacies. Certain expenditures associated with real estate investments, principally mortgage payments, real estate taxes and some maintenance costs, generally remain constant despite a decrease in income derived from such investments. Thus, the cost of operating a given property may exceed the income earned therefrom. Our ability to pay any future debts and meet other obligations will depend on factors such as these. Moreover, real estate is not readily marketable. There is no assurance that, if it becomes necessary to sell the proposed Property, that a buyer could be found or a suitable price obtained.

Investments in real estate have been volatile and valuations have experienced severe past downward corrections, and there can be no assurance such will not recur. Investments in real estate are characterized by periods of economic uncertainty. From 2008 through 2011 (the "Recession"), significant and widespread concerns about credit risk and access to capital were present in the global financial markets, which caused a significant downward correction in real estate values while impeding their recovery. Economies throughout the world, including the United States and specifically California, experienced substantially increased unemployment, sagging consumer confidence, as well as concern in the general business climate resulting in a downturn in economic activity that negatively affected real estate values. Moreover, the failure (and near failure) of several large financial institutions and the failures, and expectations of additional failures, of smaller financial institutions led to increased levels of uncertainty and volatility in the financial markets, restricted availability of credit from lenders, increased incidence of foreclosure also negatively affected real estate values throughout the world, especially specific regions of the United States such as California. While we believe conditions in the real estate market have substantially improved since the Recession, there can be no assurance its adverse consequences have not permanently affected the value of real property, nor can there be certainty that a recession with similar adverse effects on real estate will not recur.

Our business is subject to all of the risks associated with the real estate industry. Investments in real estate are speculative in nature. We are subject to all risks incident to investment in real estate, many of which relate to the general lack of liquidity of real estate investments. Many of these factors are not within our control, and could adversely impact the value of the Company. These factors include, but are not limited to:

- downturns in worldwide, national, regional and local economic conditions;
- conditions affecting real estate in our specific market, such as oversupply or reduction in demand for real estate;
- changes in interest rates and availability of attractive financing;

- changes in real estate and zoning laws;
- environmental and/or engineering issues unforeseen in due-diligence, and changes in environmental legislation and related costs of compliance;
- condemnation and other taking of property by the government;
- changes in real estate taxes and any other operating expenses;
- the potential for uninsured or underinsured property losses;
- natural disasters, acts of God, terrorist attacks, social unrest and civil disturbances; and
- with regard to the Target Property we intend to develop and subsequently lease, tenant mix, shortage of suitable tenants, an inability to identify suitable tenants on profitable terms, declines in the economic health and financial condition of the tenants and the ability to collect rents from tenants, vacancies, property management decisions, property condition and design, changes in market rental rates or laws affecting rental rates, periodic requirements to repair, renovate and re-lease space, increased operating costs, including real estate taxes, state and local taxes, assessments, insurance expense, utilities, and security costs, competition from other properties, and federal or local economic or rent control.

Any of these factors may adversely affect the results of operations and our financial condition, the value of our Company and, consequently, the value of an investment in us.

We may incur significant costs complying with various U.S. laws including the Fair Housing Act, Disabilities Act and similar laws, which could materially and adversely affect us.

The Fair Housing Act ("FHA"), which forbids landlords from discriminating against potential tenants based on age, race, sex, religion, disability, familial status, or national origin, could also present another barrier to co-living disruption.

Under the Americans with Disabilities Act ("ADA"), all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA's requirements may require modifications to our properties, such as the removal of access barriers or restrict our ability to renovate or develop our properties in the manner we desire. Additional federal, state and local laws may also require us to make similar modifications or impose similar restrictions on us.

Noncompliance with any of these laws could result in us changing our business plan, incurring significant costs to make substantial modifications to our properties or in the imposition of fines or an award or damages to private litigants. We cannot predict the ultimate amount of the cost of compliance with the FHA, ADA or other legislation. If we incur substantial costs to comply with the FHA, ADA or any other legislation, our results of operations, financial condition and our ability to make distributions on our securities could be materially and adversely affected.

We may be subject to liability under environmental laws, ordinances, and regulations. Under various federal, state, and local laws, ordinances and regulations, we may be considered responsible for paying for the disposal or treatment of hazardous or toxic substances released on or in the Target Property, as well as certain other potential costs relating to hazardous or toxic substances (including

governmental fines and injuries to persons and property). Such liability may be imposed on us whether or not we had knowledge of or responsibility for the presence of hazardous or toxic substances. Our efforts to identify and discover environmental liabilities with respect to the Target Property may not prove to be sufficient, notwithstanding our due diligence, to be in substantial compliance with federal, state and local environmental laws, ordinances and regulations regarding hazardous or toxic substances.

To the extent we are responsible for environmental liabilities, such responsibility could have a materially adverse effect on our results of operations and financial condition, with negative implications for the value of an investment in us.

Lack of Diversification. We plan to acquire the Target Property located in Southern California or in Pennsylvania. We currently have no plans to diversify our investments so as to minimize the risk set forth above. The success of the Company will be totally dependent on the success of the acquisition and development of the Target Property.

Investing in Real Estate has Risks of Environmental Liabilities. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on, about, under or in its property. Environmental laws often impose this liability without regard to whether the owner or operator knew of, or was responsible for, the release of hazardous substances. The presence of hazardous substances, or the failure to remediate hazardous substances properly, may adversely affect our ability to sell or use the Target Property or to borrow outside funds using the Target Property as collateral. In addition to clean-up actions brought by federal, state and local agencies and private parties, the presence of hazardous substances on a property may lead to claims of personal injury, property damage or other claims by private plaintiffs. Finally, there can be no assurance that environmental laws relating to real estate transactions will not be amended in the future in ways that could adversely affect the Target Property.

Cash Flow Interruption. The Target Property's potential future cash flows upon planned development will be subject to numerous risks, including fluctuations in vacancy rates, rental rates and operating expenses, vacancy rates and rental rates for competing retail projects and financial resources of tenants. No assurance can be given that certain assumptions as to the future levels of occupancy of the Target Property if developed will happen as planned, or that the future cost of capital improvements or future costs of operating the Target Property will be accurate, because such matters will depend on events and factors beyond our control. If one or more existing tenants' default, if rental rates decline, and/or if operating costs increase, our investment in the Target Property may be materially and adversely affected. Accordingly, we may be unable to secure the capital required for future improvements or required repairs.

Development Risks. Total development costs related to the Target Property are subject to fluctuations as a result of factors which may or may not be within our control. For example, construction material costs have experienced periods of fluctuation in recent years, with prices of many commodity materials, in particular steel and cement, rising significantly. Construction costs may also be affected by rising labor costs. If the actual development costs deviate materially from our initial estimates, the business, financial conditions and results of the Target Property may be affected.

Development costs related to the Target Property may be affected by permit requirements and limitations established by local, state, federal and other authorities or agencies. Design requirements and considerations may impact costs associated with such development. Additionally, construction site conditions (including, but not limited to, soil and weather conditions) may result in increased construction and development costs. The progress and costs of any development of the Target Property may be materially and adversely affected by many factors, including delays in obtaining necessary certificates, licenses, permits or approvals from government agencies and authorities; availability of capital (including financing sources); changes in market conditions; delays in or increased costs of relocation of existing residents and/or demolition of existing structures; unavailability, shortages or increased costs of materials, equipment, contractors and skilled labor; labor disputes; construction accidents; and natural catastrophes; and adverse weather conditions. At any point in the planning or development with respect to the Target Property, we may face, among other things, regulatory changes, financing difficulties, an inability or difficulties in obtaining the required government approvals or government-mandated changes in our development practice, any of which could delay, increase the cost of, or prevent the completion of the planned development. We may also delay or revise our plans for the Target Property due to a variety of factors, including changes in market conditions, a shortage or increase in the prices of construction materials, equipment or labor, labor disputes or disputes with our contractors and subcontractors.

Appendix C - MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT

MEMBERSHIP UNIT SUBSCRIPTION AGREEMENT
of
LUCAS & FRIEND LAND HOLDINGS, LLC

> **Important:**
> **This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.**

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and amongst Lucas & Friend Land Holdings, LLC, a company organized and existing under the laws of the State of Wyoming ("Lucas & Friend" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, Lucas & Friend has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe for membership units of Lucas & Friend (the "Units") subject to the terms and conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of the Units.

 1.1 Issue of the Units. Subject to the terms and conditions hereof, Lucas & Friend hereby issues to the Subscriber, and the Subscriber hereby subscribes from Lucas & Friend **[Shares Subscripted] Units**, at a Per Units Price equal to **$100.00** (the " Unit Price").

 1.2 Subscription Price. The aggregate Subscription Price for the Units is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to Lucas & Friend as follows:

  (i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

 1.3 The Offering. The Units are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

 1.4 The Intermediary. The Offering of the Units is being made through Ksdaq Inc. (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge Lucas & Friend 5% or a percentage specified in Form C, of the amount raised in this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Units were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Units are subject to the terms and conditions hereof and the provisions of Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Units hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of Lucas & Friend and such decision is based upon a review of Form C which has been filed by Lucas & Friend with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from Lucas & Friend in connection with the subscription of the Units hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about Lucas & Friend;

c. the Subscriber acknowledges and accepts the fact that the owners of the Units are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of Lucas & Friend or the composition of its board of directors. The owners of the Units are also not entitled to anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in Lucas & Friend;

d. Lucas & Friend is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless Lucas & Friend from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless Lucas & Friend and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber

to Lucas & Friend in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to Lucas & Friend in connection therewith;

f. the Subscriber acknowledges that Lucas & Friend has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Subscription Agreement shall thereafter have no force or effect and Lucas & Friend shall return any previously paid subscription price of the Units, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Units and with respect to applicable resale restrictions, and it is solely responsible (and Lucas & Friend is not in any way responsible) for compliance with:

> (i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Units hereunder, and

> (ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Units;

i. no documents in connection with the sale of the Units hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Units.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with Lucas & Friend (which representations, warranties and covenants shall survive the Closing) that:

> a. the Subscriber has received and carefully read this Agreement;

> b. the Subscriber is subscribing to the Units as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Units in the United States or to U.S. Persons;

> c. the Subscriber is aware that an investment in Lucas & Friend is speculative and involves certain risks, including the possible loss of the entire investment, and that the current valuation placed on Lucas & Friend is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Units and Lucas & Friend and depends on the advice of its legal and financial advisors and agrees that Lucas & Friend will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Units and Lucas & Friend; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Units;

(ii) that any person will refund the Subscription Price of any of the Units; or

(iii) as to the future price or value of any of the Units;

3.2 Representations and Warranties will be Relied Upon by Lucas & Friend. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by Lucas & Friend and its legal counsel in determining the Subscriber's eligibility to subscribe the Units under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Units under applicable securities legislation. The Subscriber further agrees that by accepting the Units on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Units and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Units.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. The Subscriber hereby authorizes Lucas & Friend to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 31 Dec 2020, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Wyoming, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. The Subscriber acknowledges and agrees that Lucas & Friend shall, to the fullest extent allowed by the law, be entitled to communicate with the Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Nathan Jenkins

_____
Name: Nathan Jenkins
Title: CEO
Lucas & Friend Land Holdings, LLC

Appendix D - FINANCIAL STATEMENTS AND REVIEW REPORT

MANAGEMENT CERTIFICATION
OF
THE FINANCIAL STATEMENTS

I, Adam Brandley, the Chairman of Lucas & Friend Land Holdings, LLC hereby certify that:

(1)　　　the 2020 financial statements of the Company included in this Form are true and complete in all material respects; and

(2)　　　the financial statements of the Company included in this Form are true and complete in all material respects; and the tax return information of the Company included in this Form reflects accurately the information reported on the tax return for the Company, if any.

Adam Brandley

_____
[Signature Code: kGXA2zXXfj03quQcghWbD4V1sPSyQWMH3cISQl1OSMSzbufb5iSpWyqqVCh4itpQqmezj688flRd77M4XAh5tAU9Icer4xvHKI-LxoXTJJnn2VKXdNMGzw]

Adam Brandley

Chairman

Lucas & Friend Land Holdings, LLC

Date: 26 Apr 2021

Lucas & Friend Land Holdings, LLC
Balance Sheet (Unaudited)

Period Ending	December 31, 2021
ASSETS	
Current Assets:	
Cash and cash equivalents	8
Total Current Assets	**8**
TOTAL ASSETS	**8**
LIABILITIES	
Current Liabilities:	
Accounts Payable	0
Total Current Liabilities	**0**
TOTAL LIABILITIES	**0**
Members' EQUITY	
Total members' equity	4,234
Retained Loss	(4,226)
TOTAL EQUITY	**8**
TOTAL LIABILITIES & EQUITY	**8**

Lucas & Friend Land Holdings, LLC
Profit and Loss Statement
(Unaudited)

Period	Period from January 1, 2021 to December 31, 2021
Revenue	0
Total Revenue	**0**
Expenses	**(4,226)**
Total Expense	**(4,226)**
Net Income	**(4,226)**

Lucas & Friend Land Holdings, LLC
Statement of Cash Flows (Unaudited)

Period	Period from January 1, 2021 to December 31, 2021
Cash flows from operating activities	
Net income	(4,226)
Net cash flow from (used in) operating activities	**(4,226)**
Cash flows from investing activities	
Net cash flow from (used in) investing activities	**0**
Cash flows from financing activities	
Proceeds from member contribution	0
Net cash flow from (used in) financing activities	**0**
Net increase (decrease) in cash	**(4,226)**
Cash at beginning of period	**4,234**
Cash at the end of the period	**8**

Lucas & Friend Land Holdings, LLC
Statement of Changes in Members' Equity
(Unaudited)

Balance on January 1, 2020	4,234
Members Contribution	0
Net Income (loss)	(4,226)
Balance on December 31, 2021	**8**

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation
Lucas & Friend Land Holdings, LLC, a development stage entity, was formed on November 22, 2019 ("Inception") in the State of Wyoming. The financial statements of Lucas & Friend Land Holdings, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Jackson, Wyoming.
The Company's principal business is renting serviced rental accommodations to students in communal housing developments in the Southern California Coastal area between Irvine and San Diego. We aim to achieve a market leadership position in the overseas Chinese-speaking student rental market by providing not only rental space but by establishing a living community supporting each development that enables interaction, collaboration, active participation and resource sharing, in short, full-serviced accommodations which would better utilize space, enhance the lifestyle and environment for our student tenants.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, such as decrease in student enrollment. These unforeseen conditions could affect the Company's financial condition and the results of its operations.

Use of estimates
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Property and Equipment, Net
Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.
Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

1. Income Taxes

The Company operates as a flow through entity for income tax purposes. As a flow through entity, income tax liabilities are paid by the owners. No income tax estimates have been provided.

2. Membership Units

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Membership units, are as follow:

Each unit is entitled to one vote. 100% of the membership units are owned by founding member.

3. Commitments and Contingencies

As of the date of issuance of financials January 9, 2019, the company has no commitments or contingencies.

4. Subsequent Events

Management has evaluated subsequent events through April 17, 2021, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.

R E V I E W E D   F I N A N C I A L   S T A T E M E N T S

Lucas & Friend Land Holdings, LLC
Year Ended December 31, 2019
With Independent Accountant's Review Report

Lucas & Friend Land Holdings, LLC
Financial Statements

Year Ended December 31, 2019

Contents

Fiona Hamza, CPA

Email: fhamzacpa@outlook.com

Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Lucas & Friend Land Holdings, LLC
Jackson, Wyoming

I have reviewed the accompanying financial statements of Lucas & Friend Land Holdings, LLC, which comprises of the balance sheet as of December 31, 2019, and the related statements of income, changes in members' equity, and cash flows from November 22, 2019 ("inception") to December 31, 2019 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Fiona Hamza, CPA

Plano, Texas
January 9, 2020

2

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Lucas & Friend Land Holdings, LLC

Balance Sheet

	December 31, 2019
Assets	
Current assets:	
Cash and cash equivalents	$ 4,234
Total current assets	4,234
Fixed assets, net	-
Total assets	$ 4,234
Liabilities and Members' Equity	
Current liabilities:	
Trade payable	-
Total current liabilities	-
Total long-term liabilities	-
Total liabilities	-
Members' equity:	
Nathan Jenkins *(note 2)*	4,234
Total members' equity	4,234
Total liabilities and members' equity	$ 4,234

See Independent Accountant's Review Report.

Lucas & Friend Land Holdings, LLC
Statement of Operations

	Period from November 22, 2019 (Inception) to December 31, 2019
Revenue	$ -
Expenses:	
Automobile expense	164
Dues and subscription	59
Market research expense	2,720
Office expense	103
Start-up costs	1,112
Telephone expenses	70
Total operating expenses	4,428
Net loss	$ (4,428)

See Independent Accountant's Review Report.

Lucas & Friend Land Holdings, LLC

Statement of Changes in Members' Deficit

	Nathan Jenkins
Balance at December 31, 2017	$ -
Members Contribution	8,662
Net Loss	(4,428)
Balance at December 31, 2019	$ 4,234

See Independent Accountant's Review Report.

Lucas & Friend Land Holdings, LLC

Statement of Cash Flows

	Period from November 22, 2019 (Inception) to December 31, 2019
Operating activities	
Net loss	$ (4,428)
Net cash used by operating activities	(4,428)
Investing activities	
Fixed assets	-
Net cash used in investing activities	-
Financing activities	
Proceeds from member contribution	8,662
Net cash provided by financing activities	8,662
Net (decrease) increase in cash and cash equivalents	4,234
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ 4,234

See Independent Accountant's Review Report.

Lucas & Friend Land Holdings, LLC

Notes to Financial Statements
December 31, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Lucas & Friend Land Holdings, LLC, a development stage entity, was formed on November 22, 2019 ("Inception") in the State of Wyoming.   The financial statements of Lucas & Friend Land Holdings, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Jackson, Wyoming.

The Company's principal business is renting serviced rental accommodations to students in communal housing developments in the Southern California Coastal area between Irvine and San Diego. We aim to achieve a market leadership position in the overseas Chinese-speaking student rental market by providing not only rental space but by establishing a living community supporting each development that enables interaction, collaboration, active participation and resource sharing, in short, full-serviced accommodations which would better utilize space, enhance the lifestyle and environment for our student tenants.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions, such as decrease in student enrollment. These unforeseen conditions could affect the Company's financial condition and the results of its operations.

Use of estimates

The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

See Independent Accountant's Review Report.

Lucas & Friend Land Holdings, LLC

Notes to Financial Statements (continued)
December 31, 2019

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from five to seven years.

Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Income Taxes

The Company is taxed as a Corporation. The Company files income tax returns in the U.S federal jurisdiction (Wyoming state has no corporate income taxes). The tax benefit asset for federal taxes is $886, which is due to expire in 2039. Due to lack of history, the Company has decided to set up valuation allowance account until they can better estimate the realization date.

2. Membership Units

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Membership units, are as follow:

Each unit is entitled to one vote. 100% of the membership units are owned by founding member.

See Independent Accountant's Review Report.

Lucas & Friend Land Holdings, LLC

Notes to Financial Statements (continued)
December 31, 2019

3. Commitments and Contingencies

As of the date of issuance of financials January 9, 2019, the company has no commitments or contingencies.

4. Subsequent Events

Management has evaluated subsequent events through January 9, 2019, the date on which the financial statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Independent Accountant's Review Report.